82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

05006519

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek**
FAX NO:	001 202 942 9624
DATUM/DATE	03.03.2005 Do
BETREFF/REF:	Press release
SEITEN/PAGES	3

SUPPL

RECEIVED 2005 MAR 10 A 11:03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED MAR 17 2005 THOMSON FINANCIAL

3/17

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

March 3, 2005

PRELIMINARY CONSOLIDATED RESULTS 2004

- **Best ever results**
  - At EUR 103 million net income reached a new record level
  - Management Board will propose a dividend increase and an anniversary bonus

- **Current development:**
  - Good capacity utilization since the beginning of the year
  - Increased competition and price pressure as demand remains stable in Western European main markets
  - Cost reductions pursued with high priority

Preliminary US GAAP consolidated results for 2004:

Consolidated in EUR millions	2004	2003	+/-
Sales	**1,422**	1,320.6	+7.7%
Operating profit % of sales	**148** **10.4%**	136,2 10.3%	+8.7%
Net income % of sales	**103** **7.2%**	90.9 6.9%	+13.3%
Cash earnings % of sales	**195** **13.7%**	169.9 12.9%	+14.8%

In an economic environment without clear orientation, the Mayr-Melnhof Group closed the financial year 2004 by extending its chain of record results. According to preliminary figures the consolidated net income increased 13.3 % to EUR 103 million. Cartonboard converting activities contributed considerably to the rise in sales and earnings.

In line with this positive development of results the Management Board will propose a dividend increase of EUR 0.20 to EUR 2.40 per share. In addition, an anniversary bonus of EUR 1.50 per share will be paid out for fiscal 2004, in which Mayr-Melnhof Karton AG listed its tenth year on the Vienna Stock Exchange.

Consolidated sales rose by 7.7 % or EUR 101.4 million to EUR 1,422 million (2003: EUR 1,320.6 million). Approximately half of this increase resulted from acquisitions. At the same time the Operating Margin improved from 10.3 % to 10.4 % compared to the previous year.

The cartonboard area registered healthy capacity utilization of 95 % in 2004 (2003: 87 %) which was particularly due to a significant rise in non-European sales. Cartonboard production and sales rose to 1.52 million tons which is an increase of more than 6 % compared to the previous year. At MM-Packaging, the tonnage converted rose by 19 % to 375,000 tons. At MM-Graphia this rise was 4 % to 95,000 tons.

Development in the 4th quarter

As in previous years, the fourth quarter of 2004 was again characterized by seasonally lower demand especially in the cartonboard sector. The Mayr-Melnhof Group registered consolidated sales of EUR 348 million (4th quarter 2003: EUR 312.7 million) and had an operating profit of EUR 30 million (4th quarter 2003: EUR 30.9 million). The decline compared to the third quarter 2004 (EUR 42.4 million) was primarily a result of lower capacity utilization in the cartonboard segment. Capacities of MM-Karton were only utilized at around 88 % during the fourth quarter from 97 % in the third quarter (2003: 3rd quarter: 91 %; 4th quarter: 82 %). Net income for the period amounted to EUR 23 million (4th quarter 2003: EUR 26.2 million).

Current development

The friendly economic forecasts for Western European markets are not reflected by the continuing consistent level of consumer goods sales. Consequently there is also no indication of growth in the demand for cartonboard and folding cartons. Competition will therefore prevail or even accelerate. Whereas it was still possible to implement increased cartonboard prices at the beginning of the year, attention now has to be paid on strengthening market share.
Along with their robust growth rates Eastern European markets have become an important pillar for the Group.
In the Far East, additional volumes from cartonboard capacities which came on stream in the previous year will continue to determine the price structure until they are completely absorbed by the local market.

MM Packaging and MM Karton are in the position to keep and gain ground under these circumstances. Their capacities have once again recorded overall good utilization since the beginning of the year. Consequent market development and increases in productivity take a center stage in the on-going business. Realizing the benefits from the merger of the two converting segments constitutes a main focus for 2005. The successful strategy, to adopt cartonboard production to demand if necessary in order to stabilize prizes, stays valid.
Our target remains, to achieve the highest possible profitability on the basis of the company's size and market leadership.

Final consolidated financial statements for 2004 will be released on April 26, 2005.

For further information, please contact:

Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek**
FAX.NO:	001 202 942 9624
DATUM/DATE	03.03.2005 Do
BETREFF/REF:	Press release
SEITEN/PAGES	3

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

March 3, 2005

PRELIMINARY CONSOLIDATED RESULTS 2004

- **Best ever results**
  - At EUR 103 million net income reached a new record level
  - Management Board will propose a dividend increase and an anniversary bonus

- **Current development:**
  - Good capacity utilization since the beginning of the year
  - Increased competition and price pressure as demand remains stable in Western European main markets
  - Cost reductions pursued with high priority

Preliminary US GAAP consolidated results for 2004:

Consolidated in EUR millions	2004	2003	+/-
Sales	1,422	1,320.6	+7.7%
Operating profit % of sales	148 10.4%	136,2 10.3%	+8.7%
Net income % of sales	103 7.2%	90.9 6.9%	+13.3%
Cash earnings % of sales	195 13.7%	169.9 12.9%	+14.8%

In an economic environment without clear orientation, the Mayr-Melnhof Group closed the financial year 2004 by extending its chain of record results. According to preliminary figures the consolidated net income increased 13.3 % to EUR 103 million. Cartonboard converting activities contributed considerably to the rise in sales and earnings.

In line with this positive development of results the Management Board will propose a dividend increase of EUR 0.20 to EUR 2.40 per share. In addition, an anniversary bonus of EUR 1.50 per share will be paid out for fiscal 2004, in which Mayr-Melnhof Karton AG listed its tenth year on the Vienna Stock Exchange.

Consolidated sales rose by 7.7 % or EUR 101.4 million to EUR 1,422 million (2003: EUR 1,320.6 million). Approximately half of this increase resulted from acquisitions. At the same time the Operating Margin improved from 10.3 % to 10.4 % compared to the previous year.

The cartonboard area registered healthy capacity utilization of 95 % in 2004 (2003: 87 %) which was particularly due to a significant rise in non-European sales. Cartonboard production and sales rose to 1.52 million tons which is an increase of more than 6 % compared to the previous year. At MM-Packaging, the tonnage converted rose by 19 % to 375,000 tons. At MM-Graphia this rise was 4 % to 95,000 tons.

Development in the 4th quarter

As in previous years, the fourth quarter of 2004 was again characterized by seasonally lower demand especially in the cartonboard sector. The Mayr-Melnhof Group registered consolidated sales of EUR 348 million (4th quarter 2003: EUR 312.7 million) and had an operating profit of EUR 30 million (4th quarter 2003: EUR 30.9 million). The decline compared to the third quarter 2004 (EUR 42.4 million) was primarily a result of lower capacity utilization in the cartonboard segment. Capacities of MM-Karton were only utilized at around 88 % during the fourth quarter from 97 % in the third quarter (2003: 3rd quarter: 91 %; 4th quarter: 82 %). Net income for the period amounted to EUR 23 million (4th quarter 2003: EUR 26.2 million).

Current development

The friendly economic forecasts for Western European markets are not reflected by the continuing consistent level of consumer goods sales. Consequently there is also no indication of growth in the demand for cartonboard and folding cartons. Competition will therefore prevail or even accelerate. Whereas it was still possible to implement increased cartonboard prices at the beginning of the year, attention now has to be paid on strengthening market share.
Along with their robust growth rates Eastern European markets have become an important pillar for the Group.
In the Far East, additional volumes from cartonboard capacities which came on stream in the previous year will continue to determine the price structure until they are completely absorbed by the local market.

MM Packaging and MM Karton are in the position to keep and gain ground under these circumstances. Their capacities have once again recorded overall good utilization since the beginning of the year. Consequent market development and increases in productivity take a center stage in the on-going business. Realizing the benefits from the merger of the two converting segments constitutes a main focus for 2005. The successful strategy, to adopt cartonboard production to demand if necessary in order to stabilize prizes, stays valid.
Our target remains, to achieve the highest possible profitability on the basis of the company's size and market leadership.

Final consolidated financial statements for 2004 will be released on April 26, 2005.

For further information, please contact:

Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com